SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.

FORM U-6B-2

Certificate of Notification

Filed by a registered holding company or subsidiary thereof pursuant to Rule 20(d) adopted under the Public Utility Holding Company Act of 1935.

South Carolina Electric & Gas Company
(the Company)

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

1.	Type of security or securities.

Notes under the Amended and Restated Five-Year Credit Agreement for a revolving credit facility.

2.	Issue, renewal or guaranty.

Issue

3.	Principal amount of each security.

The principal amount of the security will vary over time as borrowings are made, but shall not exceed in the aggregate $400 million at any one time outstanding.

4.	Rate of interest per annum of each security.

For Alternate Base Rate Loans, the higher of (a) the Federal Funds rate plus ½ of 1% and (b) the Prime Rate as denominated and set by Wachovia Bank, National Association as Agent for such day.

For LIBOR Rate Loans, the LIBOR rate for the period plus the Applicable Percentage. The Applicable Percentage is based on the issuer rating and the senior, unsecured non-credit enhanced long-term debt rating of South Carolina Electric & Gas Company and ranges from 0.350% to 1.125% on a fully drawn basis.

5.	Date of issue, renewal or guaranty of each security.

June 30, 2005

6.	If renewal of security, give date of original issue.

Not applicable

7.	Date of maturity of each security.

June 30, 2010

8.	Name of persons to whom each security was issued, renewed or guaranteed.

Wachovia Bank, National Association; Bank of America, N.A.; The Bank of New York; Branch Banking and Trust Co. of South Carolina; UBS Loan Finance LLC; SunTrust Bank; Credit Suisse First Boston, acting through its Cayman Islands Branch; Carolina First Bank; The National Bank of South Carolina; and South Carolina Bank and Trust, N.A. as lenders, with Wachovia Bank, National Association as administrative agent.

9.	Collateral given with each security, if any.

Not Applicable

10.	Consideration received for each security.

The right to borrow, replenish and reborrow up to $400 million until maturity.

11.	Application of proceeds of each security.

The proceeds from the borrowings will be used for general corporate purposes including, without limitation, commercial paper backup.

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a. the provisions contained in the first sentence of Section 6(b) ☐

b. the provisions contained in the fourth sentence of Section 6(b) ☐

c. the provisions contained in any rule of the commission other than Rule 48 ☒

13.
If the security or securities are exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

Not Applicable

14.
If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

Not Applicable

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule 48 designate the rule under which exemption is claimed.

Rule 52

South Carolina Electric & Gas Company

By:	/s/James E. Swan, IV
James E. Swan, IV
Dated: July 11, 2005	Controller